UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2014

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

84, Namdaemoon-ro, Jung-gu, Seoul 100-703, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

2014 First Half Preliminary Operating Results

On July 25, 2014, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first half of fiscal year 2014. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on the International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by our independent auditors and are subject to change.

1.	Operating results of KB Financial Group (Consolidated)

(Won in millions, %)		2Q 2014	1Q 2014	% Change Increase (Decrease) (Q to Q)	2Q 2013	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	5,707,527	4,986,561	14.46%	5,978,021	(4.52%)
	Cumulative	10,694,088	4,986,561	—	12,180,575	(12.20%)
Net operating profit	Specified Quarter	525,409	483,724	8.62%	451,495	16.37%
	Cumulative	1,009,133	483,724	—	984,360	2.52%
Profit before income tax	Specified Quarter	522,245	498,427	4.78%	323,403	61.48%
	Cumulative	1,020,672	498,427	—	871,139	17.17%
Profit for the period	Specified Quarter	398,397	373,525	6.66%	165,258	141.08%
	Cumulative	771,922	373,525	—	578,174	33.51%
Profit attributable to shareholders of the parent company	Specified Quarter	391,687	373,525	4.86%	163,520	139.53%
	Cumulative	765,212	373,525	—	574,978	33.09%

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

2.	Operating results of Kookmin Bank (Consolidated)

(Won in millions, %)		2Q 2014	1Q 2014	% Change Increase (Decrease) (Q to Q)	2Q 2013	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	4,403,545	3,774,007	16.68%	4,633,834	(4.97%)
	Cumulative	8,177,552	3,774,007	—	9,496,504	(13.89%)
Net operating profit	Specified Quarter	343,551	322,356	6.58%	293,671	16.98%
	Cumulative	665,907	322,356	—	669,734	(0.57%)
Profit before income tax	Specified Quarter	369,064	337,337	9.41%	168,666	118.81%
	Cumulative	706,401	337,337	—	559,756	26.20%
Profit for the period	Specified Quarter	287,937	258,232	11.50%	48,822	489.77%
	Cumulative	546,169	258,232	—	344,679	58.46%
Profit attributable to shareholders of the parent company	Specified Quarter	287,937	258,232	11.50%	48,783	490.24%
	Cumulative	546,169	258,232	—	344,595	58.50%

*	Represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss, and other operating income.

3.	Operating results of KB Kookmin Card Co., Ltd. (Consolidated)

(Won in millions, %)		2Q 2014	1Q 2014	% Change Increase (Decrease) (Q to Q)	2Q 2013	% Change Increase (Decrease) (Y to Y)
Operating revenue*	Specified Quarter	687,428	722,306	(4.83%)	739,522	(7.04%)
	Cumulative	1,409,734	722,306	—	1,453,898	(3.04%)
Net operating profit	Specified Quarter	123,809	124,899	(0.87%)	141,053	(12.23%)
	Cumulative	248,708	124,899	—	265,791	(6.43%)
Profit before income tax	Specified Quarter	123,704	124,189	(0.39%)	141,068	(12.31%)
	Cumulative	247,893	124,189	—	265,828	(6.75%)
Profit for the period	Specified Quarter	94,996	94,439	0.59%	108,011	(12.05%)
	Cumulative	189,435	94,439	—	203,599	(6.96%)
Profit attributable to shareholders of the parent company	Specified Quarter	94,996	94,439	0.59%	108,011	(12.05%)
	Cumulative	189,435	94,439	—	203,599	(6.96%)

*	Represents the sum of interest income, fee and commission income, and other operating income.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: July 25, 2014	By: /s/ Woong-Won Yoon
(Signature)

	Name:	Woong-Won Yoon

	Title:	Deputy President & CFO